Mail Stop 3561

June 17, 2009

Bruce A. Williamson
Chairman, President and Chief Executive Officer
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, TX 77002

> **Re:** **Dynegy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-33443**

Dear Mr. Williamson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director